SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

STERLING FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

859319303

(CUSIP Number)

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_________________________________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Common Stock – 859319303	(Page 2 of 14)

13D
1.		NAME OF REPORTING PERSONS THL Equity Advisors VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 14,390,782 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 14,390,782 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,390,782 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.57% (2)
14.		TYPE OF REPORTING PERSON OO
*  See Item 5.

(1)           Includes (i) 12,953,485 shares of Common Stock, no par value per share (“Common Stock”), and (ii) the warrant exercisable to purchase 1,437,297 shares of Common Stock (the “Warrant”).

(2)           Calculation based on 63,752,159 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by Sterling Financial Corporation (the “Issuer” or the “Company”) in the Agreement and Plan of Merger (the “Merger Agreement”), dated September 11, 2013, by and between the Issuer and Umpqua Holdings Corporation, and assumes the exercise of the Warrant.

CUSIP No. Common Stock – 859319303	(Page 3 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 14,390,782 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 14,390,782 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 14,390,782 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 22.57% (2)
14.		TYPE OF REPORTING PERSON OO
*See Item 5.

(1)  Includes (i) 12,953,485 shares of Common Stock, and (ii) the Warrant exercisable to purchase 1,437,297 shares of Common Stock.

(2)  Calculation based on 63,752,159 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement, and assumes the exercise of the Warrant.

CUSIP No. Common Stock – 859319303	(Page 4 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Equity Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 7,926,999 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 7,926,999 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,926,999 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 12.56% (2)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 7,134,979 shares of Common Stock and (ii) the Warrant exercisable to purchase 792,020 shares of Common Stock.

(2)  Calculation based on 63,106,882 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement, and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319303	(Page 5 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 5,367,741(1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,367,741 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,367,741 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 8.54% (2)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 4,831,433 shares of Common Stock and (ii) the Warrant exercisable to purchase 536,308 shares of Common Stock.

(2)  Calculation based on 62,851,170 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement, and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319303	(Page 6 of 14)

13D
1.		NAME OF REPORTING PERSONS Thomas H. Lee Parallel (DT) Fund VI, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 937,638 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 937,638 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 937,638 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 1.50% (2)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 843,956 shares of Common Stock and (ii) the Warrant exercisable to purchase 93,682 shares of Common Stock.

(2)  Calculation based on 62,408,544 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement, and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319303	(Page 7 of 14)

13D
1.		NAME OF REPORTING PERSONS THL Sterling Equity Investors, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER* 153,031 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 153,031 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 153,031 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) * 0.25% (2)
14.		TYPE OF REPORTING PERSON PN
*See Item 5.

(1)  Includes (i) 137,744 shares of Common Stock and (ii) the Warrant exercisable to purchase 15,287 shares of Common Stock.

(2)  Calculation based on 62,330,149 shares of Common Stock, which includes 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement, and assumes the pro-rata allocation of the Warrant between Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P. and THL Sterling Equity Investors, L.P. based on their respective percentage ownership in the Company.

CUSIP No. Common Stock – 859319303	(Page 8 of 14)

13D
1.		NAME OF REPORTING PERSONS THL Managers VI, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☒
3.		SEC USE ONLY
4.		SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER* -0-
	8.	SHARED VOTING POWER 5,373 (1)
	9.	SOLE DISPOSITIVE POWER* -0-
	10.	SHARED DISPOSITIVE POWER* 5,373 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,373 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .01% (2)
14.		TYPE OF REPORTING PERSON OO
*  See Item 5.

(1)           Includes 5,373 shares of Common Stock.

(2)           Calculation based on 62,314,862 shares of Common Stock outstanding as of September 5, 2013, as represented by the Issuer in the Merger Agreement.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission (the “SEC”) on September 3, 2010 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D” ) and is being filed with respect to the shares of common stock, no par value per share (“Common Stock”), of Sterling Financial Corporation, a Washington corporation (the “Issuer” or the “Company”).

This statement is being filed jointly by (i) THL Equity Advisors VI, LLC, a Delaware limited liability company (“Advisors VI”), (ii) Thomas H. Lee Advisors, LLC (“THL Advisors”), (iii) Thomas H. Lee Equity Fund VI, L.P., a Delaware limited partnership (“Equity Fund”), (iv) Thomas H. Lee Parallel Fund VI, L.P., a Delaware limited partnership (“Parallel Fund”), (v) Thomas H. Lee Parallel (DT) Fund VI, L.P., a Delaware limited partnership (“DT Fund”), (vi) THL Sterling Equity Investors, L.P., a Delaware limited partnership (“THL Sterling”) and (vii) THL Managers VI, LLC, a Delaware limited liability company (“THL Managers,” and together with THL Sterling, DT Fund, Equity Fund and Parallel Fund, the “Funds”) (each a “Reporting Person” and collectively, the “THL Reporting Persons”).  The Funds are all direct holders of the Common Stock, and are herein also referred to as “THL.”

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Original Schedule 13D.  Capitalized terms used herein but not otherwise defined shall have the meaning attributed to them in the Original Schedule 13D.

Item 4.                     Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On September 11, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and between the Issuer and Umpqua Holdings Corporation, an Oregon Corporation (“Umpqua”), pursuant to which, at the Effective Time (as defined in the Merger Agreement), the Company shall merge with and into Umpqua, and Umpqua shall continue its existence under the laws of the State of Oregon (the “Merger”) and each share of the Company’s Common Stock issued and outstanding immediately prior to the Effective Time (other than Third Party Shares (as defined in the Merger Agreement) and Dissenting Shares (as defined in the Merger Agreement)) shall be converted into the right to receive 1.671 shares of the common stock, no par value per share, of Umpqua and (y) $2.18 in cash (collectively, the “Merger Consideration”). In addition, at the Effective Time, the Warrant shall automatically and in accordance with the terms of such Warrant cease to represent a warrant to purchase the Common Stock of the Issuer and will be converted into a warrant exercisable for the Merger Consideration which the Common Stock issuable upon exercise of such Warrant immediately prior to the Effective Time would have been entitled to receive upon consummation of the Merger and Umpqua will assume such Warrant subject to its terms, as so adjusted.

Concurrently with the execution and delivery of the Merger Agreement, on September 11, 2013, Equity Fund, Parallel Fund, DT Fund, the Company and Umpqua entered into an Investor Letter Agreement (“Letter Agreement”), pursuant to which Equity Fund, Parallel Fund and DT Fund

9

agreed to vote all shares of common stock of the Company beneficially owned by them and entitled to vote at the Silver Meeting (as defined in the Merger Agreement) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including the Merger).

In addition, pursuant to the Letter Agreement, Equity Fund, Parallel Fund and DT Fund, and their representatives, agreed not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information), or take any other action designed to facilitate any inquiries or proposals that constitutes, or is reasonably likely to lead to, any Acquisition Proposal (as defined in the Merger Agreement), or (ii) participate in any negotiations regarding an Alternative Transaction or Acquisition Proposal; provided that the Letter Agreement shall not limit Equity Fund, Parallel Fund and DT Fund and their representatives from taking actions that the Issuer or its representatives are permitted to take under Sections 6.3 or 6.11 of the Merger Agreement.

The obligations of Equity Fund, Parallel Fund and DT Fund summarized in the foregoing two paragraphs shall terminate and be of no further force or effect if (i) the Board of the Company shall have effected a Change In Board Recommendation (as defined in the Merger Agreement), (ii) the Silver Meeting (including any adjournments thereof) shall have concluded with the vote contemplated by Section 3.3(a) of the Merger Agreement having been taken, (iii) the Merger Agreement shall have been amended or modified without their written consent or (iv) the Termination Date (as defined in the Merger Agreement) or the Effective Time shall have occurred.

In addition, the Letter Agreement provides that the Investment Agreement shall be amended as of the Effective Time of the Merger as follows: (i) the rights and obligations of the Company in the Investment Agreement shall be the rights and obligations of Umpqua as the surviving corporation following the Merger; (ii) THL shall no longer be subject to the standstill provision set forth in Section 4.1 of the Investment Agreement; (iii) THL shall no longer have the right to appoint a non-voting observer to the Board of Directors of the Company as set forth in Section 4.4(d) of the Investment Agreement; (iv) THL shall no longer be subject to the transfer restrictions set forth in Section 4.19 of the Investment Agreement; and (v) certain of THL’s registration rights shall be amended.  These amendments shall be effective, and shall relate to, THL’s interests in Umpqua (as the surviving corporation in the Merger) effective at the Effective Time and shall not affect THL’s interests in the Company prior to such time.

The foregoing summary of the Letter Agreement is not intended to be complete and is qualified in its entirety by reference to the Letter Agreement, attached hereto as Exhibit 7 and is incorporated herein by reference.

In addition, on September 11, 2013, the Company and Umpqua entered into an investor letter agreement on the same terms as THL with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P.

10

Item 5.                     Interest in Securities of the Company.

Item 5 (a) – (b) of the Schedule 13D is hereby amended and restated in its entirety with the following:

(a)-(b)

As of September 11, 2013, the THL Reporting Persons collectively own 14,390,782 shares of Common Stock (or 22.57% of Common Stock (based on 63,752,159 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant)).

By virtue of the relationship among the THL Reporting Persons described herein, the THL Reporting Persons may be deemed to share beneficial ownership with respect to the shares reported herein.  Except to the extent of a pecuniary interest therein, each of the THL Reporting Persons expressly disclaims the existence of such beneficial ownership, except: (1) Advisors V does not disclaim beneficial ownership of shares held by the Funds and (2) THL Advisors does not disclaim beneficial ownership of shares held by the funds.

Equity Fund may be deemed to beneficial own 7,926,999 shares of Common Stock (or 12.56% of Common Stock (based on 63,106,882 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of its Warrant Interest)).  Equity Fund’s beneficial ownership of 7,926,999 shares of Common Stock assumes the exercise of 792,020 shares of Common Stock pursuant to the Warrant.

Parallel Fund may be deemed to beneficial own 5,367,741 shares of Common Stock (or 8.54% of Common Stock (based on 62,851,170 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant Interest)).  Parallel Fund’s beneficial ownership of 5,367,741shares of Common Stock assumes the exercise of 536,308 shares of Common Stock pursuant to the Warrant.

DT Fund may be deemed to beneficially own 937,638 shares of Common Stock (or 1.50% of Common Stock (based on 62,408,544 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant Interest)).  DT Fund’s beneficial ownership of 937,638 shares of Common Stock assumes the exercise of 93,682 shares of Common Stock pursuant to the Warrant.

THL Sterling may be deemed to beneficially own 153,031 shares of Common Stock (or 0.25% of Common Stock (based on 62,330,149 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant Interest)).  THL Sterling’s beneficial ownership of 153,031 shares of Common Stock assumes the exercise of 15,287 shares of Common Stock pursuant to the Warrant.

11

THL Managers may be deemed to beneficially own 5,373 shares of Common Stock (or 0.01% of Common Stock (based on 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement)).

Advisors VI, as the general partner of the Funds, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 14,390,782 shares (or 22.57% of the Common Stock (based on 63,752,159 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant)).  Advisors VI may be deemed to share with THL Advisors voting and dispositive power with respect to such Common Stock.

THL Advisors, as the general partner of the sole member of Advisors VI, may be deemed to be the beneficial owner, or to hold shared voting or dispositive power, of 14,390,782 shares (or 22.57% of the Common Stock (based on 63,752,159 shares of Common Stock, which includes 62,314,862 shares outstanding as of September 5, 2013, as represented by the Company in the Merger Agreement, and assumes the exercise of the Warrant)).

Item 6.                     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented by the information provided in Item 4 of this Amendment and is incorporated by reference.

Item 7.                     Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

EXHIBIT 7

Investor Letter Agreement, dated as of September 11, 2013, by and among Sterling Financial Corporation, Umpqua Holdings Corporation and Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P., Thomas H. Lee Parallel (DT) Fund VI, L.P.

12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 13, 2013

THOMAS H. LEE ADVISORS, LLC

By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL EQUITY ADVISORS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]

THOMAS H. LEE PARALLEL FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general Partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THOMAS H. LEE PARALLEL (DT) FUND VI, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL STERLING EQUITY INVESTORS, L.P.

By:	THL EQUITY ADVISORS VI, LLC, its general partner
By:	THOMAS H. LEE PARTNERS, L.P., its sole member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

THL MANAGERS VI, LLC

By:	THOMAS H. LEE PARTNERS, L.P., its managing member
By:	THOMAS H. LEE ADVISORS, LLC, its general partner
By:	THL HOLDCO, LLC, its managing member

By:	/s/ Thomas M. Hagerty
	Name:	Thomas M. Hagerty
	Title:	Managing Director

[Signature Page to 13D/A]